October 7, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. John Krug
Mr. Jeffrey Riedler
Ms. Jennifer Riegel
Ms. Sasha Parikh
Mr. Don Abbott

Re:	Trimeris, Inc.
Registration Statement on Form S-4 (File No. 333-175512)
Supplemental Provision of Revised Legal Opinions and Revised Disclosure

Dear Mr. Krug, Mr. Riedler, Ms. Riegel, Ms. Parikh and Mr. Abbott:

This correspondence is being filed, on behalf of our client, Trimeris, Inc. (the “Company”), in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2011 (the “Comment Letter”) with respect to the response letter filed with the Commission on October 7, 2011 related to Amendment No. 3 to the Company’s Registration Statement on Form S-4 filed with the Commission on September 28, 2011 (“Amendment No. 3”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3. Amendment No. 3, as amended by Amendment No. 4 (“Amendment No. 4”) and all future amendments, is referred to herein as the “Registration Statement.”

In addition to providing responses to the Comment Letter, we are also providing copies of all other changes to the Registration Statement, which changes relate to, among other things, the setting of the date for the respective special meetings of the stockholders of the Company and Synageva BioPharma Corp.

Staff Comments and Company Responses

1.	Please expand your opinions to be filed as Exhibits 8.1 and 8.2 to describe the tax consequences of the merger being treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

United States Securities and Exchange Commission

October 7, 2011

In response to the Staff’s comment, the Company has expanded the opinions to be filed as Exhibits 8.1 and 8.2 to describe the tax consequences of the merger being treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The revised opinions that the Company proposes to file as Exhibit 8.1 and Exhibit 8.2, respectively, to Amendment No. 4 are attached hereto as Exhibit A and Exhibit B, respectively, and have been marked to show the referenced changes to Exhibit 8.1 and Exhibit 8.2, as applicable, which changes will be filed with Amendment No. 4.

2.	With regard to Exhibits 5.1, 8.1 and 8.2, please note that final, dated and signed opinions will need to be filed as exhibits to an amended registration statement prior to effectiveness.

The Company respectfully advises the Staff that it will file final, dated and signed opinions as exhibits to an amended registration statement prior to effectiveness. The final, dated and signed opinion that the Company proposes to file as Exhibit 5.1 to an amended registration statement prior to effectiveness is attached hereto as Exhibit C. The final, dated and signed opinions that the Company proposes to file as Exhibit 8.1 and Exhibit 8.2, respectively, to an amended registration statement prior to effectiveness are attached hereto as Exhibit A and Exhibit B. The foregoing opinions have been dated as of October 12, 2011, the date for which the Company has requested effectiveness of the Registration Statement.

3.	You disclose on page 109 of your prospectus, “[t]he Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a condition to the completion of the Merger, Paul Hastings must render a tax opinion to Trimeris that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Ropes & Gray must render a tax opinion to Synageva that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.” In addition on page 109 of your prospectus, you describe the tax consequences, “assuming” that the merger will be a “reorganization.” Please revise the disclosure in your prospectus to summarize the opinions of Paul Hastings and Ropes & Gray filed as Exhibits 8.1 and 8.2, namely that under current United States federal income tax law, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the tax consequences of that determination. The disclosure in the opinion and the prospectus must be consistent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 17 and 109 of Amendment No. 3 to summarize the opinions of Paul Hastings and Ropes & Gray filed as Exhibits 8.1 and 8.2, namely that under current United States federal income tax law, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the tax consequences of that determination. A copy of the revised version of pages 7, 17 and 109 that the Company proposes to file with Amendment No. 4 is attached hereto as Exhibit D and such pages have been marked to show changes from Amendment No. 3.

United States Securities and Exchange Commission

October 7, 2011

Changes to the Registration Statement in Connection with Setting the Meeting Date

As mentioned above, in addition to providing the above referenced exhibits in response to the Staff’s comments, the Company has enclosed for your review a copy of all other changed pages that the Company proposes to file with Amendment No. 4, which pages are attached hereto as Exhibit E and are marked to show changes from Amendment No. 3. These changes relate to the setting of the date for the respective special meetings of the stockholders of the Company and Synageva BioPharma Corp., updated exhibit lists and signature pages to the Registration Statement.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible, as the Company has submitted its request for acceleration of effectiveness of the Registration Statement for such registration statement to become effective as of 5:00 p.m. on October 12, 2011. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (858) 458-3035 or Carl Sanchez at (858) 458-3030.

Sincerely,

/s/ Elizabeth A. Razzano

Elizabeth A. Razzano
for PAUL HASTINGS LLP

Enclosures

cc:	Martin Mattingly, Trimeris, Inc.
James Thomas, Trimeris, Inc.
Carl R. Sanchez, Paul Hastings LLP
Mark Rubenstein, Ropes & Gray LLP

Exhibit A

Revised 8.1 Opinion

Exhibit 8.1

October 12, 2011

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

Ladies and Gentlemen:

We have acted as counsel to Trimeris, Inc. (“Parent”), a Delaware corporation, in connection with the Merger, as defined in the Agreement and Plan of Merger and Reorganization dated June 13, 2011 (the “Agreement”) by and among Parent, Tesla Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Parent, and Synageva BioPharma Corp. (“Company”), a Delaware corporation. Pursuant to the Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. We are delivering the opinion set forth herein (the “Opinion”) in connection with the filing of the Registration Statement on Form S-4 of Parent, which includes the Joint Proxy Statement/Prospectus (the “Registration Statement”), filed with the Securities and Exchange Commission. Unless otherwise defined herein, capitalized terms used in this Opinion have the meaning specified in the Agreement.

For purposes of this Opinion, we have reviewed and relied upon the Agreement, the Registration Statement, and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed with your consent that the Merger will be completed in the manner set forth in the Agreement and in the Registration Statement, without the waiver or modification of any of the terms or conditions contained therein. In addition, in rendering this Opinion, we have relied upon the accuracy and completeness, both initially and continuing as of the Effective Time, of the factual representations set forth in the letters of representation from the Company, Parent and Merger Sub to us dated the date hereof (the “Representation Letters”). In rendering our Opinion, we have also assumed (without independent investigation or verification) that (i) the factual representations made in the Agreement, Registration Statement, Representation Letters and other documents referred to herein are, and will be as of the Effective Time, true, correct and complete, (ii) any representation set forth in the Agreement, Registration Statement, Representation Letters and other documents referred to herein that is qualified by knowledge, intention, belief or any similar qualifier is, and will be as of the Effective Time, true, correct and complete without such qualification, (iii) the Representation Letters have been executed by appropriate authorized officers of the Company, Parent and Merger Sub, (iv) all other documents submitted to us have been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as they have been provided to us, (v) each document submitted to us will be legal, valid, binding and enforceable, (vi) all documents submitted to us as certified or photostatic copies conform to original documents, and (vii) all covenants agreed to by the parties pursuant to the documents referred to herein have been or will be performed or satisfied in accordance with their terms. Any inaccuracy in, or any breach of, any of the preceding assumptions or representations, warranties, covenants or statements in the foregoing documents or the failure to consummate the Merger in accordance with the terms of the Agreement and as described in the Registration Statement may adversely affect our Opinion.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, it is our opinion that, (i) under current United States federal income tax law, the Merger will be treated as a

Trimeris, Inc.

“reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the discussion set forth in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences of the Merger” constitutes, in all material respects, a fair and accurate summary of the material U.S. federal income tax consequences of the Merger.

This Opinion is being rendered solely in connection with the filing of the Registration Statement. This Opinion is rendered only as of the date hereof, and we undertake no obligation to supplement, update or revise the Opinion after the date hereof to reflect any changes (including changes that have retroactive effect) in applicable law or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, agreement or assumption relied upon herein that become untrue, incorrect or incomplete. This Opinion may be withdrawn if we do not receive the Representation Letters dated the date of the Effective Time confirming the accuracy of the representations set forth therein. Our Opinion is based upon the applicable provisions of the Code; applicable Treasury Regulations promulgated under the Code; published administrative rulings and procedures; judicial decisions; and other applicable authorities, all as in effect on the date hereof, which are subject to change (possibly with retroactive effect) so as to affect the conclusions stated herein. Moreover, there can be no assurance that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

This Opinion addresses only the matters described above, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger. No opinion is implied or may be inferred beyond the matters expressly stated herein.

In rendering this opinion, we have assumed that Ropes & Gray LLP has delivered, and has not withdrawn, an opinion with respect to the Merger that is substantially similar to this one.

We hereby consent to the reference to us under the headings “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement and the filing of this Opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act.

Sincerely,

/s/ Paul Hastings LLP

Paul Hastings LLP

Exhibit B

Revised 8.2 Opinion

Exhibit 8.2

[R&G LETTERHEAD]

October 12, 2011

Synageva BioPharma Corp.

128 Spring Street, Suite 520

Lexington, MA 02421

Ladies and Gentlemen:

We have acted as counsel to Synageva BioPharma Corp. (“Company”), a Delaware corporation, in connection with the Merger, as defined in the Agreement and Plan of Merger and Reorganization dated June 13, 2011 (the “Agreement”) by and among Trimeris, Inc. (“Parent”), a Delaware corporation, Tesla Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Parent, and the Company. Pursuant to the Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. We are delivering the opinion set forth herein (the “Opinion”) in connection with the filing of the Registration Statement on Form S-4 of Parent, which includes the Joint Proxy Statement/Prospectus (the “Registration Statement”), filed with the Securities and Exchange Commission. Unless otherwise defined herein, capitalized terms used in this Opinion have the meaning specified in the Agreement.

For purposes of this Opinion, we have reviewed and relied upon the Agreement, the Registration Statement, and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed with your consent that the Merger will be completed in the manner set forth in the Agreement and in the Registration Statement, without the waiver or modification of any of the terms or conditions contained therein. In addition, in rendering this Opinion, we have relied upon the accuracy and completeness, both initially and continuing as of the Effective Time, of the factual representations set forth in the letters of representation from the Company, Parent and Merger Sub to us dated the date hereof (the “Representation Letters”). In rendering our Opinion, we have also assumed (without independent investigation or verification) that (i) the factual representations made in the Agreement, Registration Statement, Representation Letters and other documents referred to herein are, and will be as of the Effective Time, true, correct and complete, (ii) any representation set forth in the Agreement, Registration Statement, Representation Letters and other documents referred to herein that is qualified by knowledge, intention, belief or any similar qualifier is, and will be as of the Effective Time, true and complete without such qualification, (iii) the Representation Letters have been executed by appropriate authorized officers of the Company, Parent and Merger Sub, (iv) all other documents submitted to us have been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as they have been provided to us, (v) each document submitted to us will be legal, valid, binding and enforceable, (vi) the conformity to original documents of all documents submitted to us as certified or photostatic copies, and (vii) all covenants agreed to by the parties pursuant to the documents referred to herein have been or will be performed or satisfied in accordance with their terms. Any inaccuracy in, or any breach of, any of the preceding assumptions or representations, warranties, covenants or statements in the foregoing documents or the failure to consummate the Merger in accordance with the terms of the Agreement and as described in the Registration Statement may adversely affect our Opinion.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, it is our opinion that, (i) under current United States federal income tax law, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the discussion set forth in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences of the Merger” constitutes, in all material respects, a fair and accurate summary of the material U.S. federal income tax consequences of the Merger.

This Opinion is being rendered solely in connection with the filing of the Registration Statement. This Opinion is rendered only as of the date hereof, and we undertake no obligation to supplement, update or revise the Opinion after the date hereof to reflect any changes (including changes that have retroactive effect) in applicable law or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, agreement or assumption relied upon herein that become untrue, incorrect or incomplete. This Opinion may be withdrawn if we do not receive the Representation Letters dated the date of the Effective Time confirming the accuracy of the representations set forth therein. Our Opinion is based upon the applicable provisions of the Code; applicable Treasury Regulations promulgated under the Code; published administrative rulings and procedures; judicial decisions; and other applicable authorities, all as in effect on the date hereof, which are subject to change (possibly with retroactive effect) so as to affect the conclusions stated herein. Moreover, there can be no assurance that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

This Opinion addresses only the matters described above, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger. No opinion is implied or may be inferred beyond the matters expressly stated herein.

In rendering this opinion, we have assumed that Paul Hastings, LLP has delivered, and has not withdrawn, an opinion with respect to the Merger that is substantially similar to this one.

We hereby consent to the reference to us under the headings “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement and the filing of this Opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act.

Sincerely,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

Exhibit C

Revised 5.1 Opinion

Exhibit 5.1

October 12, 2011

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to Trimeris, Inc., a Delaware corporation (the “Company”), in connection with the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed registration of up to 73,102,033 shares (the “Shares”) of the Company’s common stock, $0.001 par value per share (the “Common Stock”), to be issued in connection with the merger contemplated by that certain Agreement and Plan of Merger and Reorganization, dated June 13, 2011 (the “Merger Agreement”), by and among the Company, Tesla Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Synageva BioPharma Corp.

As such counsel and for purposes of our opinion set forth below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such documents, resolutions and corporate records furnished to us by the Company, certificates of public officials and other documents and instruments as we have deemed necessary or appropriate as a basis for the opinion set forth below, including, without limitation:

(i)	the Registration Statement;

(ii)	the Fifth Amended and Restated Certificate of Incorporation of the Company (the “Restated Certificate”);

(iii)	the form of Certificate of Amendment to the Restated Certificate, increasing the number of authorized shares of Common Stock from 60,000,000 to up to a maximum of 150,000,000 shares (the “Share Increase Amendment”), to be filed with the Secretary of State of the State of Delaware immediately prior to the Closing (as defined in the Merger Agreement);

(iv)	the form of Certificate of Amendment to the Restated Certificate, effecting a reverse stock split of the issued and outstanding Common Stock at a ratio within the range of one-for-two to one-for-eight (the “Reverse Stock Split Amendment”), to be filed with the Secretary of State of the State of Delaware immediately prior to the Closing;

(v)	the Second Amended and Restated Bylaws of the Company;

(vi)	a certificate from the Secretary of State of the State of Delaware as to the existence and good standing of the Company under the laws of the State of Delaware as of October 12, 2011 (the “Good Standing Certificate”);

(vii)	the resolutions adopted by the Company’s board of directors on June 11, 2011 (the “Board Resolutions”), as certified by the Secretary of the Company, relating to the execution and delivery of, and the performance by the Company of its obligations under, the Merger Agreement, including the issuance of the Shares pursuant to the Merger Agreement; and

(viii)	the Merger Agreement.

In addition, we have made such investigations of law as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In such examination and in rendering the opinion expressed below, we have assumed: (i) the genuineness of all signatures on all documents submitted to us; (ii) the authenticity and completeness of all documents, corporate records, certificates and other instruments submitted to us; (iii) that photocopy, electronic, certified, conformed, facsimile and other copies submitted to us of original documents, corporate records, certificates and other instruments conform to the original documents, corporate records, certificates and other instruments, and that all such original documents, corporate records, certificates and other instruments were authentic and complete; (iv) the legal capacity of all individuals executing documents; (v) the due authorization, execution and delivery of all agreements, instruments, certificates and other documents by all parties thereto; (vi) that the statements contained in the certificates and comparable documents of public officials, officers and representatives of the Company and other persons on which we have relied for the purposes of this opinion letter are true and correct; (vii) that the officers and directors of the Company have properly exercised their fiduciary duties; (viii) that there has not been any change in the good standing status of the Company from that reported in the Good Standing Certificate; (ix) that, prior to the issuance of any Shares, the Company’s stockholders will have duly adopted the Share Increase Amendment; (x) that, prior to the issuance of any Shares, the Company’s stockholders will have duly adopted the Reverse Stock Split Amendment; and (xi) that, prior to the issuance of any Shares, the Share Increase Amendment and the Reverse Stock Split Amendment will each have been filed with, and certified as “filed” by, the Secretary of State of the State of Delaware. As to all questions of fact material to this opinion letter, we have relied (without independent investigation) upon representations and certificates or comparable documents of officers and representatives of the Company.

Our knowledge of the Company and its legal and other affairs is limited by the scope of our engagement, which scope includes the delivery of this opinion letter. We have been engaged by the Company in connection with specified matters relating to the transactions contemplated by the Merger Agreement and the Registration Statement, and we do not represent the Company with respect to all legal matters or issues. The Company has in the past employed and continues to employ other independent counsel and handles certain legal matters and issues without the assistance of independent counsel.

Based upon the foregoing, and in reliance thereon, and subject to the limitations, qualifications and exceptions set forth herein, we are of the opinion that the Shares, when issued as described in the Registration Statement and in accordance with the terms of the Merger Agreement, will be validly issued, fully paid and nonassessable.

Without limiting any of the other limitations, exceptions and qualifications stated elsewhere herein, we express no opinion with respect to the applicability or effect of the laws of any jurisdiction other than the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws, as in effect on the date hereof.

This opinion letter deals only with the specified legal issues expressly addressed herein, and you should not infer any opinion that is not explicitly addressed herein from any matter stated in this opinion letter.

This opinion letter speaks as of the date hereof and through the effectiveness of the Registration Statement; however, we assume no obligation to advise you or any other person with regard to any change in the circumstances or the law that may bear on the matters set forth herein after the effectiveness of the Registration Statement, even if the change may affect the legal analysis or a legal conclusion or other matters in this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to our Firm under the caption “Legal Matters” contained in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Paul Hastings LLP

Paul Hastings LLP

Exhibit D

Revised Pages 7, 17 and 109

Q:	What are the material federal income tax consequences of the Merger to me?

A:	The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a condition to the completion of the Merger that Trimeris and Synageva each receive written opinions from their respective outside legal counsel regarding such qualification. As a result of the “reorganization,” Synageva stockholders generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of Synageva capital stock for shares of Trimeris common stock in connection with the Merger. However, if a Synageva stockholder receives cash in lieu of a fractional share of Trimeris common stock, then such stockholder generally will recognize gain or loss equal to the difference between such stockholder’s adjusted tax basis in the fractional share and the amount of cash received. Moreover, a Synageva stockholder who perfects appraisal rights and receives cash in exchange for such stockholder’s Synageva capital stock will recognize gain or loss measured by the difference between the amount of cash received and such stockholder’s adjusted tax basis in those shares. Trimeris stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Trimeris or Synageva stockholder will depend in part on such stockholder’s circumstances. Accordingly, Trimeris and Synageva urge you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled, “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108.

Q:	Do I have appraisal rights in connection with the Merger?

A:	Trimeris. Under the Delaware General Corporation Law, (the “DGCL”), holders of Trimeris common stock are not entitled to appraisal rights in connection with the Merger or the proposals described in this joint proxy statement/prospectus.

Synageva. Under the DGCL, Synageva stockholders who do not submit a proxy or vote “for” the adoption of the Merger Agreement and who comply with the procedural requirements of Section 262 of the DGCL may demand payment in cash of the fair value of their shares of Synageva capital stock in lieu of the merger consideration, if any. These rights are commonly known as “dissenters’ rights.” If the dissenting stockholder and surviving corporation do not agree on a fair value of the shares, a court of proper jurisdiction will determine the fair value upon the dissenting stockholder’s petition, which could be more than, less than or equal to the value of the merger consideration. Dissenting stockholders lose their appraisal rights if they fail to follow all of the procedures required by Section 262 of the DGCL. For a more complete discussion of appraisal rights, see the section entitled “The Merger—Appraisal Rights” beginning on page 104 and Annex E to this joint proxy statement/prospectus.

Q:	When and where will the Trimeris special meeting take place?

A:	The Trimeris special meeting will be held on November 2, 2011 at 10:00 a.m., local time, at the offices of Paul Hastings LLP, 4747 Executive Drive, 12th Floor, San Diego, California 92121.

Q:	When and where will the Synageva special meeting take place?

A:	The Synageva special meeting will be held on November 2, 2011 at 10:00 a.m., local time, at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199.

Q:	Who can attend and vote at the stockholder meetings?

A:	Trimeris. All Trimeris stockholders of record as of the close of business on September 21, 2011, the record date for the Trimeris special meeting, are entitled to receive notice of and to vote at the Trimeris special meeting.

Synageva. All Synageva stockholders of record as of the close of business on September 23, 2011, the record date for the Synageva special meeting, are entitled to receive notice of and to vote at the Synageva special meeting.

Anticipated Accounting Treatment of the Merger

The Merger will be treated by Trimeris as a reverse merger under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Synageva is considered to be acquiring Trimeris in this transaction. For a more complete discussion of the anticipated accounting treatment of the Merger, see the section entitled “The Merger—Anticipated Accounting Treatment” beginning on page 103.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the completion of the Merger that Trimeris and Synageva each receive written opinions from their respective outside legal counsel regarding such qualification. As a result of the “reorganization,” Synageva stockholders generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of Synageva capital stock for shares of Trimeris common stock in connection with the Merger. However, if a Synageva stockholder receives cash in lieu of a fractional share of Trimeris common stock, then such stockholder generally will recognize gain or loss equal to the difference between such stockholder’s adjusted tax basis in the fractional share and the amount of cash received. Moreover, a Synageva stockholder who perfects appraisal rights and receives cash in exchange for such stockholder’s Synageva capital stock will recognize gain or loss measured by the difference between the amount of cash received and such stockholder’s adjusted tax basis in those shares. Trimeris stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Trimeris or Synageva stockholder will depend in part on such stockholder’s circumstances. Accordingly, Trimeris and Synageva urge you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108.

Restrictions on Sales of Shares of Trimeris Common Stock Received By Synageva Stockholders in the Merger

Pursuant to the Merger Agreement, the shares of Trimeris common stock received by Synageva stockholders in the Merger may not be sold, transferred, or encumbered for a staggered 180-day period following the completion of the Merger, except in limited circumstances. The restrictions on the sale, transfer, or encumbrance with respect to such shares of Trimeris common stock lapse as to 25% of such shares on the 90th day following the completion of the Merger and as to an additional 25% of such shares each 30 days thereafter, until the 180th day following the completion of the Merger, at which time the restrictions lapse as to all such shares.

In addition to the restrictions on sale, transfer or encumbrance discussed in the preceding paragraph, shares of Trimeris common stock received by Synageva stockholders who become affiliates of Trimeris for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

For a more complete discussion of the restrictions on sales of shares of Trimeris common stock received by Synageva stockholders in the Merger, see the sections entitled “The Merger—Restrictions on Sales of Shares of Trimeris Common Stock Received by Synageva Stockholders in the Merger” and “The Merger Agreement—Transfer Restrictions” beginning on pages 104 and 114, respectively.

•	the tax consequences of the receipt of shares of Trimeris common stock other than in exchange for shares of Synageva common stock;

•	the tax consequences of the ownership or disposition of shares of Trimeris common stock acquired in the Merger; or

•	the tax implications of a failure of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Accordingly, Synageva stockholders are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences of the Merger under U.S. federal non-income tax laws and state, local and foreign tax laws.

U.S. Federal Income Tax Consequences of the Merger

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a condition to the completion of the Merger, Paul Hastings must render a tax opinion to Trimeris that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Ropes & Gray must render a tax opinion to Synageva that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Further, Trimeris and Synageva have agreed to use reasonable best efforts to structure the Merger to qualify as a “reorganization” and not to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Neither Trimeris nor Synageva presently intends to waive these conditions. The tax opinions discussed in this section will be conditioned upon certain assumptions and qualifications stated in the tax opinions and will be based on the truth, accuracy, and completeness, as of the completion of the Merger, of certain representations and other statements made by each of Trimeris, Merger Sub, and Synageva, as applicable, in letters delivered to counsel rendering such opinions.

Neither Trimeris nor Synageva will request a ruling from the IRS regarding the tax consequences of the Merger. The opinions of counsel do not bind the IRS or courts of law and thus do not prevent the IRS from asserting a contrary position, or a court from upholding any such assertion. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the Merger and the vitality of the opinions could be adversely affected.

It is the opinion of Paul Hastings and Ropes & Gray that, subject to the qualifications described above, the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and that the Merger will have the following material U.S. federal income tax consequences:

•	Trimeris, Merger Sub, Synageva and the Trimeris stockholders generally will recognize no gain or loss solely as a result of the Merger;

•

Synageva stockholders, other than Synageva stockholders who exercise appraisal rights (as discussed below), generally will recognize no gain or loss upon the receipt of Trimeris common stock for their Synageva capital stock, other than with respect to cash received in lieu of fractional shares of Trimeris common stock (as discussed below);

•

the aggregate tax basis of the shares of Trimeris common stock that are received by a Synageva stockholder in the Merger will be equal to the aggregate tax basis of the shares of Synageva capital stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share of Trimeris common stock for which cash is received;

•

the holding period of the shares of Trimeris common stock received by a Synageva stockholder in connection with the Merger will include the holding period of the shares of Synageva capital stock surrendered in exchange therefor; and

Exhibit E

Additional Revised Pages

As filed with the Securities and Exchange Commission on October 12, 2011

Registration No. 333-175512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRIMERIS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	56-1808663
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2530 Meridian Parkway, 2nd Floor

Durham, North Carolina 27713

(919) 806-4682

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin A. Mattingly

Chief Executive Officer

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, North Carolina 27713

(919) 806-4682

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carl R. Sanchez, Esq. Paul Hastings LLP 4747 Executive Drive, 12th Floor San Diego, CA 92121 (858) 458-3000	Marc A. Rubenstein, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7826

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. Trimeris may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

PRELIMINARY—SUBJECT TO COMPLETION—DATED OCTOBER 12, 2011

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Trimeris, Inc. (“Trimeris”) and Synageva BioPharma Corp. (“Synageva”) entered into a merger agreement on June 13, 2011, pursuant to which a wholly owned subsidiary of Trimeris will merge with and into Synageva and Synageva will become a wholly owned subsidiary of Trimeris upon completion of the merger. Upon the recommendation of their respective special committees, the board of directors of each of Trimeris and Synageva has unanimously approved the merger agreement and the merger. The combination of the two companies will create a publicly traded company focused on the development of novel therapeutics for patients with rare diseases and unmet medical needs.

Pursuant to the terms of the merger agreement, upon completion of the merger, Synageva stockholders will have the right to receive, for each share of Synageva capital stock they hold, a number of shares of Trimeris common stock equal to the exchange ratio, as such ratio is calculated pursuant to the terms of the merger agreement, such that immediately following the completion of the merger, former stockholders of Synageva are expected to own approximately 75% of the outstanding capital stock of the combined company and current stockholders of Trimeris are expected to own approximately 25% of the outstanding capital stock of the combined company, in each case calculated on a fully diluted basis (without taking into account any shares of Trimeris common stock held by Synageva stockholders prior to the completion of the merger). The exact exchange ratio, and therefore the actual number of shares of Trimeris common stock to be issued in respect of each share of Synageva capital stock, will not be determined until immediately prior to the completion of the merger. If the merger had been completed on September 21, 2011, the record date for the Trimeris special meeting, an aggregate of 72,792,057 shares of Trimeris common stock would have been issuable to Synageva stockholders upon completion of the merger.

Trimeris common stock is listed on the NASDAQ Global Market and trades under the symbol “TRMS”. On September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, the closing sale price of Trimeris common stock was $2.23 per share. Synageva is a privately held clinical stage biopharmaceutical company. Following the completion of the merger, the combined company is expected to be renamed “Synageva BioPharma Corp.” and to change its trading symbol on the NASDAQ Global Market. Synageva has reserved the symbol “GEVA” for this purpose.

Trimeris is soliciting proxies for use at a special meeting of its stockholders to consider and vote upon (i) a proposal to approve the issuance of shares of Trimeris common stock to the Synageva stockholders in connection with the merger, (ii) a proposal to approve an amendment to Trimeris’ certificate of incorporation to effect a reverse stock split of Trimeris common stock within the range of one-for-two to one-for-eight, (iii) a proposal to approve an amendment to Trimeris’ certificate of incorporation to increase the number of authorized shares of Trimeris common stock to up to a maximum of 150,000,000 shares, (iv) a proposal to approve an amendment to Trimeris’ certificate of incorporation to change the name of Trimeris in connection with the merger to “Synageva BioPharma Corp.”, and (v) an adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals referred to in clauses (i) through (iv). The Trimeris board of directors recommends that Trimeris stockholders vote “FOR” each of the foregoing proposals. Approval of the foregoing proposals (i) through (iv) is necessary to complete the merger.

Synageva is soliciting proxies for use at a special meeting of its stockholders to consider and vote upon (i) a proposal to adopt the merger agreement with Trimeris and approve the transactions contemplated thereby, including the merger and (ii) an adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal to adopt the merger agreement with Trimeris and the transactions contemplated thereby, including the merger. The Synageva board of directors recommends that Synageva stockholders vote “FOR” each of the foregoing proposals. Approval of the adoption of the merger agreement and the transactions contemplated thereby, including the merger, is necessary to complete the merger.

Your vote is very important. In order to complete the merger, it will be necessary that, among other things, (i) the Trimeris stockholders approve (a) the issuance of shares of Trimeris common stock to the Synageva stockholders in connection with the merger, (b) the amendment to Trimeris’ certificate of incorporation to effect a reverse stock split of Trimeris common stock within the range of one-for-two to one-for-eight, (c) the amendment to Trimeris’ certificate of incorporation to increase the number of authorized shares of Trimeris common stock to up to a maximum of 150,000,000 shares, and (d) the amendment to Trimeris’ certificate of incorporation to change the name of Trimeris in connection with the merger and (ii) the Synageva stockholders adopt the merger agreement and approve the transactions contemplated thereby, including the merger. Whether or not you plan to attend your respective company’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at the applicable meeting.

This joint proxy statement/prospectus provides you with detailed information about the Trimeris special meeting, the Synageva special meeting, the merger and the other business to be considered by each company’s stockholders. In addition to being a proxy statement for both Trimeris and Synageva, this document is also a prospectus to be used by Trimeris when issuing Trimeris common stock to Synageva stockholders in connection with the merger. Trimeris and Synageva encourage you to read the entire document carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 34 for a discussion of the risks related to the merger, the combined company following the completion of the merger, and the business and operations of each of Trimeris and Synageva.

Martin A. Mattingly Chief Executive Officer Trimeris, Inc.	Sanj K. Patel President and Chief Executive Officer Synageva BioPharma Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated October 12, 2011 and is first being mailed to stockholders of Trimeris and Synageva on or about October 13, 2011.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus references important business and financial information about Trimeris that is not included in or delivered with this joint proxy statement/prospectus. Trimeris and its proxy solicitor, MacKenzie Partners, Inc., will provide you with copies of this information (excluding all exhibits), relating to Trimeris, without charge, upon written or oral request. You can obtain these documents, which are referred to or incorporated by reference in this joint proxy statement/prospectus, by requesting them in writing or by telephone from Trimeris or MacKenzie Partners, Inc. at the following address and telephone number:

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (800) 322-2885 (toll free) or (212) 929-5500 (call collect) proxy@mackenziepartners.com	Trimeris, Inc. 2530 Meridian Parkway, 2nd Floor Durham, North Carolina 27713 Attn: Corporate Secretary (919) 806-4682

In order for you to receive timely delivery of the documents in advance of the Trimeris special meeting you must request the information no later than October 26, 2011.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by Trimeris (File No. 333-175512), constitutes a prospectus of Trimeris under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Trimeris common stock to be issued to Synageva stockholders in connection with the merger.

This joint proxy statement/prospectus also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the Trimeris special meeting, at which Trimeris stockholders will be asked to consider and vote upon certain proposals, including a proposal to approve the issuance of shares of Trimeris common stock in connection with the merger, a proposal to amend the Trimeris certificate of incorporation to effect a reverse stock split of Trimeris’ issued and outstanding common stock, a proposal to amend the Trimeris certificate of incorporation to increase the number of authorized shares of Trimeris common stock, and a proposal to amend the Trimeris certificate of incorporation to change the name of Trimeris from “Trimeris, Inc.” to “Synageva BioPharma Corp.”

TRIMERIS, INC.

2530 Meridian Parkway, 2nd Floor

Durham, North Carolina 27713

(919) 806-4682

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 2, 2011

To the Stockholders of Trimeris, Inc.:

The special meeting of stockholders of Trimeris, Inc., a Delaware corporation, will be held on November 2, 2011, at 10:00 a.m., local time, at the offices of Paul Hastings LLP, 4747 Executive Drive, 12th floor, San Diego, California 92121, for the following purposes:

1.	To approve the issuance of Trimeris common stock, par value $0.001 per share, in connection with the merger contemplated by the Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Synageva and Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris;

2.	To amend the Trimeris fifth amended and restated certificate of incorporation to effect a reverse stock split of Trimeris’ issued and outstanding common stock within the range of one-for-two to one-for-eight (with the exact amount to be determined prior to the completion of the merger);

3.	To amend the Trimeris fifth amended and restated certificate of incorporation to increase the number of authorized shares of Trimeris common stock from 60,000,000 to up to a maximum of 150,000,000 shares (with the exact amount to be determined prior to the completion of the merger);

4.	To amend the Trimeris fifth amended and restated certificate of incorporation to change the name of Trimeris from “Trimeris, Inc.” to “Synageva BioPharma Corp.”;

5.	To approve the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Trimeris Proposal Nos. 1, 2, 3, or 4; and

6.	To conduct any other business as may properly come before the Trimeris special meeting or any adjournment or postponement thereof.

The Trimeris board of directors, after considering the recommendation of the special committee of the Trimeris board of directors, which special committee is comprised of independent directors, has determined that the merger, upon the terms and conditions set forth in the merger agreement, and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Trimeris and its stockholders. The special committee made its recommendation to the Trimeris board of directors after consideration of the factors described in this joint proxy statement/prospectus and in consultation with its legal and financial advisors. The Trimeris board of directors recommends that Trimeris stockholders vote “FOR” each of the foregoing proposals.

The Trimeris board of directors has fixed September 21, 2011 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Trimeris special meeting and any adjournment or postponement thereof. Only holders of record of shares of Trimeris common stock at the close of business on the record date are entitled to notice of, and to vote at, the Trimeris special meeting. At the close of business on the record date, Trimeris had outstanding and entitled to vote 22,399,649 shares of common stock.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting is required for approval of Trimeris Proposal Nos. 1 and 5. The affirmative vote of the holders of a majority of the outstanding shares of Trimeris common stock entitled to vote on the matter either in person or by proxy at the Trimeris special meeting is required for approval of Trimeris Proposal Nos. 2, 3, and 4.

All Trimeris stockholders are cordially invited to attend the Trimeris special meeting in person. However, even if you plan to attend the Trimeris special meeting in person, Trimeris requests that you complete, date, sign, and return the enclosed proxy card as instructed on the enclosed proxy card to ensure that your shares of Trimeris common stock will be represented at the Trimeris special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, all of your shares will be voted “for” Trimeris Proposal Nos. 1, 2, 3, 4, and 5. If you fail to return your proxy card as instructed on the enclosed proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Trimeris special meeting and will have the same effect as an “against” vote with respect to Trimeris Proposal Nos. 2, 3, and 4, but such failure will have no effect with respect to Trimeris Proposal Nos. 1 and 5. If you do attend the Trimeris special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Pursuant to rules adopted by the Securities and Exchange Commission, Trimeris has elected to provide access to the proxy materials of Trimeris both by sending you this full set of proxy materials, including a proxy card, and by making a copy of the proxy materials available to you on the Internet. This joint proxy statement/prospectus and the Trimeris 2010 Annual Report on Form 10-K are available at Trimeris’ website at www.trimeris.com.

This joint proxy statement/prospectus provides you with detailed information about the merger and the other business to be considered by the Trimeris stockholders at the Trimeris special meeting. Trimeris encourages you to read the entire document carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 34 for a discussion of the risks related to the merger, the combined company following the completion of the merger, and the business and operations of each of Trimeris and Synageva.

By Order of the Board of Directors,

Martin A. Mattingly

Chief Executive Officer

October 12, 2011

IMPORTANT: Whether or not you expect to attend the Trimeris special meeting, please complete, date, sign, and return the enclosed proxy card as instructed in these materials as promptly as possible in order to ensure that your shares of Trimeris common stock will be represented at the Trimeris special meeting. A return envelope (which is postage prepaid if mailed in the U.S.) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the Trimeris special meeting and withdraw your proxy. Please note, however, that if your shares are held of record by a broker or other nominee and you wish to vote at the Trimeris special meeting, you must obtain a proxy issued in your name from that record holder prior to the Trimeris special meeting.

SYNAGEVA BIOPHARMA CORP.

128 Spring Street, Suite 520

Lexington, Massachusetts 02421

781-357-9900

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 2, 2011

To the Stockholders of Synageva BioPharma Corp.:

You are invited to attend the special meeting of stockholders of Synageva BioPharma Corp., a Delaware corporation, which will be held on November 2, 2011 at 10:00 a.m., local time, at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199 for the following purposes:

1.	To approve a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Synageva and Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris, and approve the transactions contemplated thereby, including the merger of Tesla Merger Sub, Inc. with and into Synageva;

2.	To approve a proposal for the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Synageva Proposal No. 1; and

3.	To conduct any other business as may properly come before the Synageva special meeting or any adjournment or postponement thereof.

The Synageva board of directors recommends that Synageva stockholders vote “FOR” each of the foregoing proposals.

The Synageva board of directors has fixed September 23, 2011 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Synageva special meeting and any adjournment or postponement thereof. Only holders of record of shares of Synageva common stock and Synageva preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the Synageva special meeting. Holders of Synageva preferred stock vote on an as-converted to Synageva common stock basis. At the close of business on the record date, Synageva had outstanding (i) 524,153 shares of common stock entitled to an aggregate of 524,153 votes at the special meeting, (ii) 245,637 shares of Series A-2 preferred stock entitled to an aggregate of 245,637 votes at the special meeting, (iii) 4,168,674 shares of Series B-2 preferred stock entitled to an aggregate of 4,168,674 votes at the special meeting, (iv) 3,583,040 shares of Series C-2 preferred stock entitled to an aggregate of 3,583,040 votes at the special meeting, and (v) 18,000,000 shares of Series D-2 preferred stock entitled to an aggregate of 22,999,987 votes at the special meeting.

Your vote is important. The affirmative vote of the holders of (i) a majority of voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, and (ii) at least 70% of the voting power of the Synageva preferred stock, voting together as a single class, in each case, outstanding as of the record date, is required for approval of Synageva Proposal No. 1 above. The affirmative vote of the holders of a majority of the voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, present and entitled to vote either in person or by proxy at the Synageva special meeting is required for approval of Synageva Proposal No. 2 above.

All Synageva stockholders are cordially invited to attend the Synageva special meeting in person. However, even if you plan to attend the Synageva special meeting in person, Synageva requests that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the Synageva special meeting if you are unable to attend. If you sign, date and return your proxy card without indicating how you wish to vote, all of your shares will be voted “for” Synageva Proposal Nos. 1 and 2. If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Synageva special meeting and will have the same effect as an “against” vote with respect to Synageva Proposal No. 1, but such failure will have no effect with respect to Synageva Proposal No. 2. If you do attend the Synageva special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Synageva intends to mail these proxy solicitation materials on or about October 13, 2011 to all stockholders of record entitled to vote at the Synageva special meeting.

This joint proxy statement/prospectus provides you with detailed information about the merger and the other business to be considered by the Synageva stockholders at the Synageva special meeting. Synageva encourages you to read the entire document carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 34 for a discussion of the risks related to the merger, the combined company following the completion of the merger, and the business and operations of each of Trimeris and Synageva.

By Order of the Board of Directors,

Sanj K. Patel

President and Chief Executive Officer

Lexington, Massachusetts

October 12, 2011

IMPORTANT: Whether or not you expect to attend the Synageva special meeting, Synageva urges you to mark, sign, date and return the proxy card, as promptly as possible to ensure your representation at the Synageva special meeting. Even if you have voted by proxy, you may still vote in person if you withdraw your proxy and attend the Synageva special meeting.

collectively hold 15.8% of the total voting power of Trimeris and 87.9% of the total voting power of Synageva, respectively, outstanding as of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus.

Rights of Synageva Stockholders Will Change as a Result of the Merger

Due to differences between the governing documents of Trimeris and Synageva, Synageva stockholders receiving Trimeris common stock in connection with the Merger will have different rights once they become Trimeris stockholders. The material differences are described in detail under the section entitled “Comparison of Rights of Trimeris Stockholders and Synageva Stockholders” beginning on page 241.

Risk Factors

The Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following:

•	the issuance of shares of Trimeris common stock to Synageva stockholders in connection with the Merger will substantially dilute the voting power of current Trimeris stockholders;

•

the announcement and pendency of the Merger could have an adverse effect on Trimeris’ stock price and/or the business, financial condition, results of operations, or business prospects for Trimeris and/or Synageva;

•	failure to complete the Merger could negatively impact Trimeris’ and Synageva’s respective businesses, financial condition, or results of operations or Trimeris’ stock price;

•

some of the directors and executive officers of Trimeris and Synageva have interests in the Merger that are different from, or in addition to, those of the other Trimeris and Synageva stockholders; and

•	the Merger Agreement and the voting agreements contain provisions that could discourage or make it difficult for a third party to acquire Trimeris or Synageva prior to the completion of the Merger.

In addition, each of Trimeris, Synageva, and the combined company are subject to various risks associated with their businesses. The risks are discussed in greater detail in the section entitled “Risk Factors” beginning on page 34. Trimeris and Synageva both encourage you to read and consider all of these risks carefully.

Matters to Be Considered at the Trimeris Special Meeting and Synageva Special Meeting

Trimeris Special Meeting

Date, Time and Place. The Trimeris special meeting will be held on November 2, 2011 at 10:00 a.m., local time, at the offices of Paul Hastings LLP, 4747 Executive Drive, 12th Floor, San Diego, California 92121.

Matters to be Considered at the Trimeris Special Meeting. At the Trimeris special meeting, and any adjournments or postponements thereof, Trimeris stockholders will be asked to:

•	approve the Share Issuance Proposal;

•	approve the Reverse Stock Split Proposal;

•	approve the Authorized Shares Increase Proposal;

•	approve the Name Change Proposal;

•	approve the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals; and

•	conduct any other business as may properly come before the Trimeris special meeting or any adjournment or postponement thereof.

Record Date. The Trimeris board of directors has fixed the close of business on September 21, 2011 as the record date for determining the Trimeris stockholders entitled to notice of and to vote at the Trimeris special meeting and any adjournment or postponement thereof.

Required Vote. Approval of the Share Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. Approval of the Reverse Stock Split Proposal, the Authorized Shares Increase Proposal and the Name Change Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. Approval of the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. As of the close of business on the record date for the Trimeris special meeting, there were 22,399,649 shares of Trimeris common stock outstanding.

For additional information about the Trimeris special meeting, see the section entitled “The Special Meeting of Trimeris Stockholders” beginning on page 135.

Synageva Special Meeting

Date, Time and Place. The Synageva special meeting will be held on November 2, 2011 at 10:00 a.m., local time, at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199.

Matters to be Considered at the Synageva Special Meeting. At the Synageva special meeting, and any adjournments or postponements thereof, Synageva stockholders will be asked to:

•	approve the Synageva Merger Proposal;

•	approve the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal; and

•	conduct any other business as may properly come before the Synageva special meeting or any adjournment or postponement thereof.

Record Date. The Synageva board of directors has fixed the close of business on September 23, 2011 as the record date for determining the Synageva stockholders entitled to notice of and to vote at the Synageva special meeting and any adjournment or postponement thereof.

Required Vote. Approval of the Synageva Merger Proposal requires the affirmative vote of the holders of (i) a majority of voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, and (ii) at least 70% of the voting power of the Synageva preferred stock, voting together as a single class, in each case, outstanding as of the record date. The affirmative vote of the holders of a majority of the voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, present and entitled to vote either in person or by proxy at the Synageva special meeting is required for approval of the proposal to adjourn the meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal. At the close of business on the record date, Synageva had outstanding (i) 524,153 shares of common stock entitled to an aggregate of 524,153 votes at the special meeting,

(ii) 245,637 shares of Series A-2 preferred stock entitled to an aggregate of 245,637 votes at the special meeting,

(iii) 4,168,674 shares of Series B-2 preferred stock entitled to an aggregate of 4,168,674 votes at the special meeting,

(iv) 3,583,040 shares of Series C-2 preferred stock entitled to an aggregate of 3,583,040 votes at the special meeting, and (v) 18,000,000 shares of Series D-2 preferred stock entitled to an aggregate of 22,999,987 votes at the special meeting.

For additional information about the Synageva special meeting, see the section entitled “The Special Meeting of Synageva Stockholders” beginning on page 149.

THE SPECIAL MEETING OF TRIMERIS STOCKHOLDERS

Date, Time and Place

The Trimeris special meeting will be held on November 2, 2011, at 10:00 a.m., local time, at the offices of Paul Hastings LLP, 4747 Executive Drive, 12th Floor, San Diego, California 92121.

Purpose of the Trimeris Special Meeting

The Trimeris special meeting will be held for the following purposes:

1.	To approve the Share Issuance Proposal;

2.	To approve the Reverse Stock Split Proposal;

3.	To approve the Authorized Shares Increase Proposal;

4.	To approve the Name Change Proposal;

5.	To approve the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals; and

6.	To conduct any other business as may properly come before the Trimeris special meeting or any adjournment or postponement thereof.

Trimeris Record Date; Shares Entitled to Vote

The Trimeris board of directors has fixed September 21, 2011 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Trimeris special meeting and any adjournment or postponement thereof. Only holders of record of shares of Trimeris common stock at the close of business on the record date are entitled to notice of, and to vote at, the Trimeris special meeting. At the close of business on the record date, Trimeris had outstanding and entitled to vote 22,399,649 shares of common stock.

The Trimeris common stock is the only class of securities entitled to vote at the Trimeris special meeting. Each share of Trimeris common stock outstanding on the Trimeris record date entitles the holder thereof to one vote on each matter properly brought before the Trimeris special meeting, exercisable in person or by proxy.

Quorum

In order to conduct the business described above at the Trimeris special meeting, Trimeris must have a quorum present. Stockholders who hold a majority of the Trimeris common stock outstanding as of the close of business on the record date for the Trimeris special meeting must be present either in person or by proxy in order to constitute a quorum to conduct business at the Trimeris special meeting. As of the Trimeris record date, there were 22,399,649 shares of Trimeris common stock outstanding and entitled to vote at the Trimeris special meeting. Accordingly, the presence, in person or by proxy, of the holders of 11,199,826 shares of Trimeris common stock will be required in order to establish a quorum.

Required Vote

The proposals being submitted for approval by the Trimeris stockholders at the Trimeris special meeting will be approved or rejected on the basis of certain specific voting thresholds. In particular:

•

the approval of the Share Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting;

Trimeris special meeting or vote by completing and returning the enclosed proxy card. Whether or not you plan to attend the Trimeris special meeting, Trimeris urges you to vote by proxy to ensure that your vote is counted. You may still attend the Trimeris special meeting and vote in person even if you have already voted by proxy.

•	To vote in person, come to the Trimeris special meeting and Trimeris will give you a ballot when you arrive.

•

To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If your signed proxy card is received before the Trimeris special meeting, your proxy will be voted as you direct.

Shares Held in Street Name

If your shares of Trimeris common stock are held in street name in a stock brokerage account or by another nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by your broker or other nominee. You may not vote shares of Trimeris common stock held in street name by returning a proxy card directly to Trimeris or by voting in person at the Trimeris special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

Brokers or other nominees who hold shares of Trimeris common stock in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals, even when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” are shares held by a broker or other nominee that are represented at the Trimeris special meeting, but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal. Therefore, if you are a Trimeris stockholder and hold your shares in street name, you should instruct your broker or other nominee on how to vote your shares to ensure that your shares are voted with respect to each of the Trimeris Merger Proposals. “Broker non-votes” will be counted for purposes of determining whether a quorum exists at the Trimeris special meeting.

Revocability of Proxies and Changes to a Trimeris Stockholder’s Vote

If you are a Trimeris stockholder and wish to change your vote with respect to any proposal, you may do so by revoking your proxy at any time prior to the commencement of voting with respect to such proposal at the Trimeris special meeting by:

•	sending a written notice stating that you would like to revoke your proxy to Trimeris’ Corporate Secretary at Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713;

•	submitting new proxy instructions on a new proxy card with a later date; or

•	attending the Trimeris special meeting and voting in person (but note that your attendance alone will not revoke your proxy).

If you are a Trimeris stockholder of record, revocation of your proxy or voting instructions by written notice must be received by Trimeris’ Corporate Secretary by no later than the close of business on November 1, 2011, although you may also revoke your proxy by attending the Trimeris special meeting and voting in person. However, if your shares are held in street name by a broker or other nominee and you have instructed such broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee in order to change those voting instructions.

THE SPECIAL MEETING OF SYNAGEVA STOCKHOLDERS

General

The proxy is solicited on behalf of the Synageva board of directors for use at the Synageva special meeting to be held on November 2, 2011, at 10:00 a.m. local time, or at any adjournment or postponement thereof, for the purposes described below and in the accompanying Notice of Special Meeting of Stockholders. The Synageva special meeting will be held at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199. You are invited to attend the Synageva special meeting to vote on the proposals described in this joint proxy statement/prospectus, but you do not need to attend the Synageva special meeting to vote your shares. Instead, you may simply complete, sign and return the proxy card.

Matters Scheduled for a Vote at the Synageva Special Meeting

There are two matters scheduled for a vote at the Synageva special meeting:

1.	To consider and vote upon Synageva Proposal No. 1, the Synageva Merger Proposal.

2.	To consider and vote upon Synageva Proposal No. 2 to adjourn the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal.

Recommendations of the Synageva Board of Directors

The Synageva board of directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Synageva and its stockholders. The Synageva board of directors recommends that Synageva stockholders vote “FOR” Proposal No. 1, the Synageva Merger Proposal.

The Synageva board of directors has concluded that the proposal to adjourn the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal, is advisable to, and in the best interests of, Synageva and its stockholders and has approved and adopted such proposal. Accordingly, the Synageva board of directors recommends that Synageva stockholders vote “FOR” the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal.

Record Date and Principal Share Ownership

The Synageva board of directors has fixed September 23, 2011 as the record date for the determination of Synageva stockholders entitled to notice of, and to vote at, the Synageva special meeting and any adjournment or postponement thereof. Only holders of record of shares of Synageva common stock and Synageva preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the Synageva special meeting. Holders of Synageva preferred stock vote on an as-converted to Synageva common stock basis. At the close of business on the record date, Synageva had outstanding (i) 524,153 shares of common stock entitled to an aggregate of 524,153 votes at the Synageva special meeting, (ii) 245,637 shares of Series A-2 preferred stock entitled to an aggregate of 245,637 votes at the Synageva special meeting, (iii) 4,168,674 shares of Series B-2 preferred stock entitled to an aggregate of 4,168,674 votes at the Synageva special meeting, (iv) 3,583,040 shares of Series C-2 preferred stock entitled to an aggregate of 3,583,040 votes at the Synageva special meeting, and (v) 18,000,000 shares of Series D-2 preferred stock entitled to an aggregate of 22,999,987 votes at the Synageva special meeting.

Voting

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Synageva board of directors for use at the Synageva special meeting. For each matter scheduled for a vote at the Synageva special meeting, you may vote “For” or “Against” or you may “Abstain” from voting. The procedures for voting are set forth below.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT NO.	DESCRIPTION
2.1*	Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Tesla Merger Sub, Inc. and Synageva BioPharma Corp. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement).

3.1(k)	Second Amended and Restated Bylaws of Trimeris, Inc.

3.2(k)	Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc.

4.1(a)	Specimen certificate for shares of Common Stock.

4.2(k)	Description of Capital Stock (contained in the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc., filed as Exhibit 3.2).

4.3*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Effect a Reverse Stock Split (included as Annex F to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.4*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Effect an Increase in Authorized Shares (included as Annex G to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.5*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Change the Name of Trimeris, Inc. (included as Annex H to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

5.1*	Opinion of Paul Hastings LLP as to the validity of the securities being registered.

8.1*	Opinion of Paul Hastings LLP as to certain federal income tax matters.

8.2*	Opinion of Ropes & Gray LLP as to certain federal income tax matters.

10.1*	Form of Voting Agreement, dated June 13, 2011, among Synageva BioPharma Corp. and certain stockholders of Trimeris, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement).

10.2*	Form of Voting Agreement, dated June 13, 2011, among Trimeris, Inc., Synageva BioPharma Corp. and certain stockholders of Synageva BioPharma Corp. (included as Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement).

10.3(x)	Amended and Restated Agreement among Trimeris, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated May 25, 2011.

10.4(x)	Form of Director Indemnification Agreements.

10.5(a)	License Agreement, dated February 3, 1993, between Trimeris, Inc. and Duke University.

10.6(o)	Trimeris, Inc. Amended and Restated Stock Incentive Plan.†

10.7(a)	Trimeris, Inc. Employee Stock Purchase Plan.†

10.8(a)	Sixth Amended and Restated Registration Rights Agreement, dated June 27, 1997, by and among Trimeris, Inc. and certain stockholders of Trimeris, Inc.

10.32(r)	Trimeris, Inc. 2007 Stock Incentive Plan.†

10.33(t)	Trimeris, Inc. 2007 Stock Incentive Plan—Form of Option Agreement.†

10.34(r)	Trimeris, Inc. 2007 Employee Stock Purchase Plan.†

23.1*	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm of Trimeris, Inc.

23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Trimeris, Inc.

23.3*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm of Synageva BioPharma Corp.

23.4*	Consent of Paul Hastings LLP (included in Exhibit 8.1 hereto).

23.5*	Consent of Ropes & Gray LLP (included in Exhibit 8.2 hereto).

24.1***	Powers of attorney.

99.1***	Consent of MTS Securities, LLC.

99.2***	Consent of Sanj K. Patel.

99.3***	Consent of Srinivas Akkaraju.

99.4***	Consent of Stephen R. Biggar.

99.5***	Consent of Mark Goldberg.

99.6***	Consent of Thomas R. Malley.

99.7***	Consent of Robyn Samuels.

99.8*	Form of Proxy Card for Special Meeting of Stockholders of Trimeris, Inc.

99.9*	Form of Proxy Card for Special Meeting of Stockholders of Synageva BioPharma Corp.

*	Filed herewith.
***	Previously filed with Trimeris’ Registration Statement on Form S-4 (File No. 333-175512) filed with the Commission on July 13, 2011, as amended.
†	Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(a) of this report.
††	Portions of this exhibit have been omitted pursuant to an order of the Commission granting confidential treatment.
(a)	Incorporated by reference to Trimeris’ Registration Statement on Form S-1, as amended (File No. 333-31109) initially filed with the Commission on July 11, 1997.
(b)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed with the Commission on August 13, 1999.
(c)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed with the Commission on August 13, 2001.
(d)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Commission on March 27, 2003.
(e)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the Commission on August 9, 2004.
(f)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K/A for the year ended December 31, 2003 filed with the Commission on October 15, 2004.
(g)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004 filed with the Commission on October 15, 2004.
(h)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on May 12, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 12th day of October, 2011.

TRIMERIS, INC.

By:	/s/ Martin A. Mattingly
Martin A. Mattingly Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Martin A. Mattingly	Chief Executive Officer and Director (Principal Executive Officer)	October 12, 2011
Martin A. Mattingly

/s/ James R. Thomas	Chief Financial Officer, Secretary and Director (Principal Accounting Officer)	October 12, 2011
James R. Thomas

* Felix J. Baker	Director	October 12, 2011

* Julian C. Baker	Director	October 12, 2011

*	Director	October 12, 2011
Stephen R. Davis

*	Director	October 12, 2011
Barry D. Quart

*By:	/s/ Martin A. Mattingly
Martin A. Mattingly, Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1*	Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Tesla Merger Sub, Inc. and Synageva BioPharma Corp. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement).

3.1(k)	Second Amended and Restated Bylaws of Trimeris, Inc.

3.2(k)	Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc.

4.1(a)	Specimen certificate for shares of Common Stock.

4.2(k)	Description of Capital Stock (contained in the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc., filed as Exhibit 3.2).

4.3*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Effect a Reverse Stock Split (included as Annex F to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.4*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Effect an Increase in Authorized Shares (included as Annex G to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.5*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Change the Name of Trimeris, Inc. (included as Annex H to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

5.1*	Opinion of Paul Hastings LLP as to the validity of the securities being registered.

8.1*	Opinion of Paul Hastings LLP as to certain federal income tax matters.

8.2*	Opinion of Ropes & Gray LLP as to certain federal income tax matters.

10.1*	Form of Voting Agreement, dated June 13, 2011, among Synageva BioPharma Corp. and certain stockholders of Trimeris, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement).

10.2*	Form of Voting Agreement, dated June 13, 2011, among Trimeris, Inc., Synageva BioPharma Corp. and certain stockholders of Synageva BioPharma Corp. (included as Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement).

10.3(x)	Amended and Restated Agreement among Trimeris, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated May 25, 2011.

10.4(x)	Form of Director Indemnification Agreements.

10.5(a)	License Agreement, dated February 3, 1993, between Trimeris, Inc. and Duke University.

10.6(o)	Trimeris, Inc. Amended and Restated Stock Incentive Plan.†

10.7(a)	Trimeris, Inc. Employee Stock Purchase Plan.†

10.8(a)	Sixth Amended and Restated Registration Rights Agreement, dated June 27, 1997, by and among Trimeris, Inc. and certain stockholders of Trimeris, Inc.

10.9(a)	Form of Indemnification Agreements.

EXHIBIT NO.	DESCRIPTION

10.32(r)	Trimeris, Inc. 2007 Stock Incentive Plan.†

10.33(t)	Trimeris, Inc. 2007 Stock Incentive Plan—Form of Option Agreement.†

10.34(r)	Trimeris, Inc. 2007 Employee Stock Purchase Plan.†

23.1*	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm of Trimeris, Inc.

23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Trimeris, Inc.

23.3*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm of Synageva BioPharma Corp.

23.4*	Consent of Paul Hastings LLP (included in Exhibit 8.1 hereto).

23.5*	Consent of Ropes & Gray LLP (included in Exhibit 8.2 hereto).

24.1***	Powers of attorney.

99.1***	Consent of MTS Securities, LLC.

99.2***	Consent of Sanj K. Patel.

99.3***	Consent of Srinivas Akkaraju.

99.4***	Consent of Stephen R. Biggar.

99.5***	Consent of Mark Goldberg.

99.6***	Consent of Thomas R. Malley.

99.7***	Consent of Robyn Samuels.

99.8*	Form of Proxy Card for Special Meeting of Stockholders of Trimeris, Inc.

99.9*	Form of Proxy Card for Special Meeting of Stockholders of Synageva BioPharma Corp.

*	Filed herewith.
***	Previously filed with Trimeris’ Registration Statement on Form S-4 (File No. 333-175512) filed with the Commission on July 13, 2011, as amended.
†	Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(a) of this report.
††	Portions of this exhibit have been omitted pursuant to an order of the Commission granting confidential treatment.
(a)	Incorporated by reference to Trimeris’ Registration Statement on Form S-1, as amended (File No. 333-31109) initially filed with the Commission on July 11, 1997.
(b)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed with the Commission on August 13, 1999.
(c)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed with the Commission on August 13, 2001.
(d)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Commission on March 27, 2003.
(e)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the Commission on August 9, 2004.
(f)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K/A for the year ended December 31, 2003 filed with the Commission on October 15, 2004.
(g)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004 filed with the Commission on October 15, 2004.
(h)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on May 12, 2005.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 4 to the Registration Statement (Form S-4 No. 333-175512) and related Prospectus of Trimeris, Inc. for the registration of 73,102,033 shares of its common stock and to the inclusion of our reports dated March 14, 2011, with respect to the financial statements of Trimeris, Inc., and the effectiveness of internal control over financial reporting of Trimeris, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

October 11, 2011

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Trimeris, Inc.:

We consent to the use of our report dated March 12, 2009, except with respect to the adoption of FASB ASC Topic 808, Collaborative Arrangements, (as discussed in note 1 and paragraph 8 of note 7 to the December 31, 2010 financial statements) as to which the date is as of March 16, 2010, with respect to the statements of operations, stockholders’ equity, and cash flows of Trimeris, Inc. for the year ended December 31, 2008, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in note 1 and in paragraph 8 of note 7 to the December 31, 2010 financial statements, the Company adopted the provisions of FASB ASC Topic 808, Collaborative Arrangements, as of January 1, 2009 and, accordingly, adjusted the previously issued statement of operations for the year ended December 31, 2008.

/s/ KPMG LLP

Raleigh, North Carolina

October 11, 2011

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 4 to the Registration Statement on Form S-4 of Trimeris, Inc. of our report dated July 12, 2011 relating to the financial statements of Synageva BioPharma Corp., which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

October 11, 2011

Exhibit 99.8

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Special Meeting Proxy Card

ê FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ê

A. Proposals — The Board of Directors recommends a vote FOR the following proposals.

		For	Against	Abstain
1.	Approval of the issuance of Trimeris, Inc. common stock, par value $0.001 per share, in connection with the merger contemplated by the Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Synageva BioPharma Corp. and Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris.	☐	☐	☐

		For	Against	Abstain
2.	Approval of an amendment to Trimeris, Inc.’s fifth amended and restated certificate of incorporation to effect a reverse stock split of Trimeris, Inc.’s issued and outstanding common stock within the range of one-for-two to one-for-eight (with the exact amount to be determined immediately prior to the completion of the merger).	☐	☐	☐

		For	Against	Abstain
3.	Approval of an amendment to Trimeris, Inc.’s fifth amended and restated certificate of incorporation to increase the number of authorized shares of Trimeris, Inc.’s common stock from 60,000,000 to up to a maximum of 150,000,000 shares (with the exact amount to be determined immediately prior to the completion of the merger).	☐	☐	☐

		For	Against	Abstain
4.	Approval of an amendment to Trimeris, Inc.’s fifth amended and restated certificate of incorporation to change the name of Trimeris, Inc. from “Trimeris, Inc.” to “Synageva BioPharma Corp.”.	☐	☐	☐

		For	Against	Abstain
5.	Approval of the adjournment of the Trimeris, Inc. special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Trimeris Proposal Nos. 1, 2, 3, or 4.	☐	☐	☐

B. Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance Mark the box to the right if you plan to attend the Special Meeting.	☐

C. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Note: Please sign exactly as name appears hereon. If signing as attorney, executor, administrator, trustee or guardian, please give full title as such, and, if signing for a corporation, give your title. When shares are in the names of more than one person, each should sign.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

ê FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ê

Proxy — TRIMERIS, INC.

SPECIAL MEETING OF STOCKHOLDERS — NOVEMBER 2, 2011

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Martin Mattingly and James Thomas, jointly and severally, as proxies, with full power of substitution and resubstitution, to vote all shares of common stock which the undersigned is entitled to vote at the Special Meeting of Stockholders of Trimeris, Inc. to be held on November 2, 2011, or at any postponements or adjournments thereof, as specified on the reverse, and to vote in his discretion on such other business as may properly come before the Special Meeting and any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4, AND 5.

UNLESS OTHERWISE SPECIFIED BY THE UNDERSIGNED, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4 AND 5 AND WILL BE VOTED BY THE PROXYHOLDERS AT THEIR DISCRETION AS TO ANY OTHER MATTERS PROPERLY TRANSACTED AT THE MEETING OR ANY ADJOURNMENTS THEREOF. TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS JUST SIGN ON THE REVERSE SIDE, NO BOXES NEED BE CHECKED.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 2, 2011

Upon arrival, please present this admission ticket and photo identification at the registration desk.

To the Stockholders of Synageva BioPharma Corp.:

You are invited to attend the special meeting of stockholders of Synageva BioPharma Corp., a Delaware corporation, which will be held on November 2, 2011 at 10:00 a.m., local time, at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199 for the following purposes:

1.	To approve a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Synageva and Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris, and approve the transactions contemplated thereby, including the merger of Tesla Merger Sub, Inc. with and into Synageva;

2.	To approve a proposal for the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Synageva Proposal No. 1; and

3.	To conduct any other business as may properly come before the Synageva special meeting or any adjournment or postponement thereof.

Further information as to matters to be considered and acted on at the Special Meeting can be found in the accompanying joint proxy statement/prospectus.

Only holders of record of shares of Synageva common stock and Synageva preferred stock as of the close of business on September 23, 2011 are entitled to notice of and to vote at the Special Meeting or any adjournment thereof.

Please sign, date and return the accompanying proxy in the enclosed return envelope, which requires no postage if mailed in the United States. Your proxy may be revoked at any time before the vote is taken by delivering to the Secretary a revocation or a proxy bearing a later date.

By Order of the Board of Directors, Sanj K. Patel President and Chief Executive Officer

PROXY / VOTING INSTRUCTIONS

The undersigned hereby appoints Sanj. K. Patel and Carsten Boess and each or any of them proxies, with power of substitution, to act and vote in the name of the undersigned, with all the powers that the undersigned would possess if personally present, on all matters which may come before the Special Meeting of Stockholders of Synageva BioPharma Corp. to be held on November 2, 2011 and any adjournment thereof.

The proxies are hereby authorized and instructed upon the matters specified in the Notice of Special Meeting as set forth on the reverse side hereof. When properly executed and returned, this proxy will be voted as specified for the undersigned stockholder. Any Synageva stockholder proxies that are signed, dated and properly submitted that do not indicate how to vote, will be voted “FOR” the proposals to adopt the merger agreement, approve the transactions contemplated by the merger agreement, including the merger, and adjourn the Synageva special meeting.

PLEASE MARK YOUR VOTE, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

(Items to be voted appear on reverse side.)